TOKARSKY CORPORATE SERVICES LIMITED

Suite 1110, Box 73
65 Queen Street West
Toronto, Ontario, Canada M5H 2M5
Phone: (416) 861-0337
Facsimile: (416) 861-1995
Email: tcslimited@aol.com

02015459

February 4, 2002

FILE NO. 82-4196

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 3-7
Washington, DC 20549
USA

SUPPL

RECEIVED
FEB 25 2002

Dear Sir/Madam:

Re: HNR Ventures Inc. (the "Corporation")

On behalf of the Corporation, enclosed herewith are copies (in duplicate) of the following documents for the Corporation's file:

- Unaudited interim financial statements for the periods ended June 30, 2001 and September 30, 2001.

Yours truly,
Tokarsky Corporate Services Limited

Per: John V. Tokarsky

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

JVT/c
Encls.

dlw 3/7

cc: Document Management Department - IR
Standard & Poor's
55 Water Street, 42nd floor
New York, NY 10041

File 82-4196

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

	September 30, 2001 (unaudited)	December 31, 2000 (audited)
ASSETS		
Current		
Cash and short-term investments	$ 47,302	$ 70,332
Sundry receivables	432	966
	47,734	71,298
Mining properties and deferred exploration costs	1	1
	$ 47,735	$ 71,299
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,478	$ 19,139
SHAREHOLDERS' DEFICIENCY		
Capital stock (note 4)	6,320,133	6,320,133
Deficit	(6,287,877)	(6,267,973)
	32,257	52,160
	$ 47,735	$ 71,299

See notes to unaudited interim financial statements

HNR VENTURES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

	Three months ended Sept. 30, 2001	Three months ended Sept. 30, 2000	Nine months ended Sept. 30, 2001	Nine months ended Sept. 30, 2000
Revenue				
Interest income	$ 392	$ 1,534	$ 2,785	$ 2,717
Expenses				
Head office accomodation, accounting and corporate services	1,800	3,600	5,400	10,800
Office and general	134	1,927	1,813	4,112
Professional fees	1,400	825	1,789	4,349
Shareholder services	850	3,511	13,686	17,498
	4,184	9,864	22,689	36,759
Loss for the period	(3,792)	(8,330)	(19,904)	(34,042)
Deficit, beginning of the period	(6,284,085)	(6,241,752)	(6,267,973)	(6,216,040)
Deficit, end of the period	$ (6,287,877)	$ (6,250,082)	$ (6,287,877)	$ (6,250,082)
Loss per common share (note 6)	$ (0.001)	$ (0.002)	$ (0.005)	$ (0.008)

See notes to unaudited interim financial statements

HNR RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended Sept. 30, 2001	Three months ended Sept. 30, 2000	Nine months ended Sept. 30, 2001	Nine months ended Sept. 30, 2000
Cash provided by (used in) operating activities				
Loss for the period	$ (3,792)	$ (8,330)	$ (19,904)	$ (34,042)
Changes in non-cash working capital items				
Sundry receivables	2,435	69	535	2,285
Accounts payable	(134)	(7,142)	(3,661)	(6,146)
Increase (decrease) in cash	(1,491)	(15,403)	(23,030)	(37,903)
Cash, beginning of the period	48,793	95,313	70,332	117,813
Cash, end of the period	$ 47,302	$ 79,910	$ 47,302	$ 79,910
Cash consists of:				
Cash	$ 3,410	$ 8,376	$ 3,410	$ 8,376
Short-term investments	43,892	71,534	43,892	71,534
	$ 47,302	$ 79,910	$ 47,302	$ 79,910
Supplementary information:				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

See notes to unaudited interim financial statements

1. Significant Accounting Policies

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2000 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2000. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2001 are not indicative of the results that may be expected for the full year ended December 31, 2001.

2. Segmented Information

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. Income Taxes

At September 30, 2001, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Capital Stock

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

	2001	2000
Issued		
4,365,865 common shares	$6,320,133	$6,320,133

On June 22, 2000, the Company consolidated its common shares on the basis of one new common share for each four issued common shares and changed its name to HNR Ventures Inc.

5. Stock Options

As at September 30, 2001, options to acquire 12,500 common shares at $2.00 per common share exercisable until May 15, 2002 and 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both *2001* and *2000* after giving effect to the consolidation of common shares in 2000 (see Note 4) retroactively. The fully diluted loss per common share for both 2001 and 2000 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and accounts payable and accrued liabilities. The fair value of the Company's financial instruments approximate fair value because of their relatively short periods to maturity.

File 82-4196

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

	September 30, 2001 (unaudited)	December 31, 2000 (audited)
ASSETS		
Current		
Cash and short-term investments	$ 47,302	$ 70,332
Sundry receivables	432	966
	47,734	71,298
Mining properties and deferred exploration costs	1	1
	$ 47,735	$ 71,299
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,478	$ 19,139
SHAREHOLDERS' DEFICIENCY		
Capital stock (note 4)	6,320,133	6,320,133
Deficit	(6,287,877)	(6,267,973)
	32,257	52,160
	$ 47,735	$ 71,299

See notes to unaudited interim financial statements

HNR VENTURES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

	Three months ended Sept. 30, 2001	Three months ended Sept. 30, 2000	Nine months ended Sept. 30, 2001	Nine months ended Sept. 30, 2000
Revenue				
Interest income	$ 392	$ 1,534	$ 2,785	$ 2,717
Expenses				
Head office accomodation, accounting and corporate services	1,800	3,600	5,400	10,800
Office and general	134	1,927	1,813	4,112
Professional fees	1,400	825	1,789	4,349
Shareholder services	850	3,511	13,686	17,498
	4,184	9,864	22,689	36,759
Loss for the period	(3,792)	(8,330)	(19,904)	(34,042)
Deficit, beginning of the period	(6,284,085)	(6,241,752)	(6,267,973)	(6,216,040)
Deficit, end of the period	$ (6,287,877)	$ (6,250,082)	$ (6,287,877)	$ (6,250,082)
Loss per common share (note 6)	$ (0.001)	$ (0.002)	$ (0.005)	$ (0.008)

See notes to unaudited interim financial statements

HNR RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended		Nine months ended	
	Sept. 30, 2001	**Sept. 30, 2000**	**Sept. 30, 2001**	**Sept. 30, 2000**
Cash provided by (used in) operating activities				
Loss for the period	$ (3,792)	$ (8,330)	$ (19,904)	$ (34,042)
Changes in non-cash working capital items				
Sundry receivables	2,435	69	535	2,285
Accounts payable	(134)	(7,142)	(3,661)	(6,146)
Increase (decrease) in cash	(1,491)	(15,403)	(23,030)	(37,903)
Cash, beginning of the period	48,793	95,313	70,332	117,813
Cash, end of the period	$ 47,302	$ 79,910	$ 47,302	$ 79,910
Cash consists of:				
Cash	$ 3,410	$ 8,376	$ 3,410	$ 8,376
Short-term investments	43,892	71,534	43,892	71,534
	$ 47,302	$ 79,910	$ 47,302	$ 79,910
Supplementary information:				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

See notes to unaudited interim financial statements

1. Significant Accounting Policies

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2000 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2000. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2001 are not indicative of the results that may be expected for the full year ended December 31, 2001.

2. Segmented Information

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. Income Taxes

At September 30, 2001, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Capital Stock

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

	2001	2000
Issued		
4,365,865 common shares	$6,320,133	$6,320,133

On June 22, 2000, the Company consolidated its common shares on the basis of one new common share for each four issued common shares and changed its name to HNR Ventures Inc.

5. Stock Options

As at September 30, 2001, options to acquire 12,500 common shares at $2.00 per common share exercisable until May 15, 2002 and 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both 2001 and 2000 after giving effect to the consolidation of common shares in 2000 (see Note 4) retroactively. The fully diluted loss per common share for both 2001 and 2000 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and accounts payable and accrued liabilities. The fair value of the Company's financial instruments approximate fair value because of their relatively short periods to maturity.

File 82-4196

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

	June 30, 2001 (unaudited)	December 31, 2000 (audited)
ASSETS		
Current		
Cash and short-term investments	$ 48,793	$ 70,332
Sundry receivables	2,867	966
	51,660	71,298
Mining properties and deferred exploration costs	1	1
	$ 51,661	$ 71,299
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,613	$ 19,139
SHAREHOLDERS' DEFICIENCY		
Capital stock (note 4)	6,320,133	6,320,133
Deficit	(6,284,085)	(6,267,973)
	36,048	52,160
	$ 51,661	$ 71,299

See notes to unaudited interim financial statements

HNR VENTURES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Revenue				
Interest income	$ 1,663	$ 228	$ 2,393	$ 1,183
Expenses				
Head office accomodation, accounting and corporate services	1,800	3,600	3,600	7,200
Office and general	1,607	2,086	1,680	2,184
Professional fees	389	3,524	389	3,524
Shareholder services	11,840	13,204	12,836	13,987
	15,636	22,414	18,505	26,895
Loss for the period	(13,973)	(22,186)	(16,112)	(25,712)
Deficit, beginning of the period	(6,270,112)	(6,219,566)	(6,267,973)	(6,216,040)
Deficit, end of the period	$ (6,284,085)	$ (6,241,752)	$ (6,284,085)	$ (6,241,752)
Loss per common share (note 6)	$ (0.003)	$ (0.005)	$ (0.004)	$ (0.006)

See notes to unaudited interim financial statements

HNR RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Cash provided by (used in) operating activities				
Loss for the period	$ (13,973)	$ (22,186)	$ (16,112)	$ (25,712)
Changes in non-cash working capital items				
Sundry receivables	(1,912)	(640)	(1,901)	2,216
Accounts payable	(2,859)	3,668	(3,526)	996
Increase (decrease) in cash	(18,744)	(19,158)	(21,539)	(22,500)
Cash, beginning of the period	67,537	114,471	70,332	117,813
Cash, end of the period	$ 48,793	$ 95,313	$ 48,793	$ 95,313
Cash consists of:				
Cash	$ 6,781	$ 10,313	$ 6,781	$ 10,313
Short-term investments	42,012	85,000	42,012	85,000
	$ 48,793	$ 95,313	$ 48,793	$ 95,313
Supplementary information:				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

See notes to unaudited interim financial statements

1. Significant Accounting Policies

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2000 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2000. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2001 are not indicative of the results that may be expected for the full year ended December 31, 2001.

2. Segmented Information

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. Income Taxes

At June 30, 2001, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Capital Stock

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

	2001	2000
Issued		
4,365,865 common shares	$6,320,133	$6,320,133

On June 22, 2000, the Company consolidated its common shares on the basis of one new common share for each four issued common shares and changed its name to HNR Ventures Inc.

5. Stock Options

As at June 30, 2001, options to acquire 12,500 common shares at $2.00 per common share exercisable until May 15, 2002 and 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both 2001 and 2000 after giving effect to the consolidation of common shares in 2000 (see Note 4) retroactively. The fully diluted loss per common share for both 2001 and 2000 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and *accounts payable and accrued liabilities. The fair value of the Company's financial instruments* approximate fair value because of their relatively short periods to maturity.

File 82-4198

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

		June 30, 2001 (unaudited)		December 31, 2000 (audited)
ASSETS				
Current				
Cash and short-term investments	$	48,793	$	70,332
Sundry receivables		2,867		966
		51,660		71,298
Mining properties and deferred exploration costs		1		1
	$	51,661	$	71,299
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	15,613	$	19,139
SHAREHOLDERS' DEFICIENCY				
Capital stock (note 4)		6,320,133		6,320,133
Deficit		(6,284,085)		(6,267,973)
		36,048		52,160
	$	51,661	$	71,299

See notes to unaudited interim financial statements

HNR VENTURES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Revenue				
Interest income	$ 1,663	$ 228	$ 2,393	$ 1,183
Expenses				
Head office accomodation, accounting and corporate services	1,800	3,600	3,600	7,200
Office and general	1,607	2,086	1,680	2,184
Professional fees	389	3,524	389	3,524
Shareholder services	11,840	13,204	12,836	13,987
	15,636	22,414	18,505	26,895
Loss for the period	(13,973)	(22,186)	(16,112)	(25,712)
Deficit, beginning of the period	(6,270,112)	(6,219,566)	(6,267,973)	(6,216,040)
Deficit, end of the period	$ (6,284,085)	$ (6,241,752)	$ (6,284,085)	$ (6,241,752)
Loss per common share (note 6)	$ (0.003)	$ (0.005)	$ (0.004)	$ (0.006)

See notes to unaudited interim financial statements

HNR RESOURCES INC.

INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Cash provided by (used in) operating activities				
Loss for the period	$ (13,973)	$ (22,186)	$ (16,112)	$ (25,712)
Changes in non-cash working capital items				
Sundry receivables	(1,912)	(640)	(1,901)	2,216
Accounts payable	(2,859)	3,668	(3,526)	996
Increase (decrease) in cash	(18,744)	(19,158)	(21,539)	(22,500)
Cash, beginning of the period	67,537	114,471	70,332	117,813
Cash, end of the period	$ 48,793	$ 95,313	$ 48,793	$ 95,313
Cash consists of:				
Cash	$ 6,781	$ 10,313	$ 6,781	$ 10,313
Short-term investments	42,012	85,000	42,012	85,000
	$ 48,793	$ 95,313	$ 48,793	$ 95,313
Supplementary information:				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

See notes to unaudited interim financial statements

1. **Significant Accounting Policies**

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2000 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2000. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2001 are not indicative of the results that may be expected for the full year ended December 31, 2001.

2. **Segmented Information**

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. **Income Taxes**

At June 30, 2001, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. **Capital Stock**

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

	2001	2000
Issued		
4,365,865 common shares	$6,320,133	$6,320,133

On June 22, 2000, the Company consolidated its common shares on the basis of one new common share for each four issued common shares and changed its name to HNR Ventures Inc.

5. **Stock Options**

As at June 30, 2001, options to acquire 12,500 common shares at $2.00 per common share exercisable until May 15, 2002 and 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both 2001 and 2000 after giving effect to the consolidation of common shares in 2000 (see Note 4) retroactively. The fully diluted loss per common share for both 2001 and 2000 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and accounts payable and accrued liabilities. The fair value of the Company's financial instruments approximate fair value because of their relatively short periods to maturity.